FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 31, 2017
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Notices of Redemption

RBS Capital Trust D (the "Trust")

and

The Royal Bank of Scotland Group plc (the "Bank")

(collectively, the "Issuers")

The holders of the following securities (the "Securities") have been notified by the Issuers of the upcoming redemption of the Securities on 8 June 2017:

A.
the £400,000,000 Fixed/Floating Rate Non-cumulative Trust Preferred Securities issued by the Trust pursuant to the Amended and Restated Declaration of Trust dated 8 December 2006 of the Trust (the "Declaration of Trust") (ISIN Code: XS0277453774) (the "TPS"); and

B.	the £400,001,000 Fixed/Floating Rate Callable Subordinated Notes due 2047 issued by the Bank pursuant to the Trust Deed dated 8 December 2006 (ISIN Code: XS0278315162) (the "Subordinated Notes").
As a result of previous public tender offers for the TPSs, the Bank already holds £307,451,000 of the TPS.

The Bank has elected to redeem the Securities on 8 June 2017 in accordance with the Conditions of the Subordinated Notes. The TPS are being redeemed, pursuant to Section 8.3 of the Declaration of Trust, as a result of the Partnership exercising its rights to redeem all of the Partnership Preferred Securities under Section 5.3.5(ii) of the Partnership Agreement. Terms used but not defined herein shall have the meaning given to them in the relevant notice of redemption or, if not defined therein, the meaning given to them in the Declaration of Trust or the Partnership Agreement. The Issuers have sent the notices to the holders pursuant to the terms of the Securities. To view the notices, please click on the links below.

http://www.rns-pdf.londonstockexchange.com/rns/2229B_-2017-3-31.pdf

http://www.rns-pdf.londonstockexchange.com/rns/2229B_1-2017-3-31.pdf

For further information, please contact:

RBS Investor Relations:
Matthew Richardson
Head of Fixed Income Investor Relations
Tel: +44 20 7678 1800

Legal Entity Identifier:  2138005O9XJIJN4JPN90

Date: 31 March 2017

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary